FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ×             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 15, 2005 regarding the year-end dividend for fiscal 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 18, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces the Year-end Dividend for Fiscal 2004

Tokyo, March15, 2005 — Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced a plan for the year-end dividend for the fiscal year ending March 31, 2005 as follows. The plan will be finally authorized at a meeting of the Board of Directors to be held in the middle of May 2005 after the statutory audit of the financial statements etc. under the Commercial Code of Japan.

Plan for the year-end dividend for the fiscal year ending March 31, 2005

5.5yen per share*

*The Company intends to pay the year-end dividend on May 23, 2005.

Reference:	Dividends for the fiscal year ended March 31, 2004
Interim dividend: 3.0 yen per share
Year-end dividend: 5.0 yen per share
Dividends for the fiscal year ended March 31, 2005
Interim dividend: 5.5 yen per share
Year-end dividend: 5.5 yen per share

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